UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. 18)[1]

Catalyst Biosciences, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

14888D208
(CUSIP Number)
JULIAN D. SINGER JDS1, LLC 2200 Fletcher Avenue, Suite 501 Fort Lee, New Jersey 07024 (201) 592-3400
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 4, 2022
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box 󠄀󠄠

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

[1]        The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 14888D208

1	NAME OF REPORTING PERSON JDS1, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐
(b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS*
WC, AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
1,082,400
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
1,082,400

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,082,400
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
3.44%[2]

14	TYPE OF REPORTING PERSON*
OO

[2] The aggregate percentage of shares of Common Stock reported as owned by each Reporting Person is based upon 31,477,053 shares of Common Stock outstanding, which is the total number of Shares outstanding as of July 15, 2022, as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 15, 2022.

CUSIP NO. 14888D208

1	NAME OF REPORTING PERSON CCUR Holdings, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐
(b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS*
WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER 491,700

	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
491,700

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
491,700
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.56%

14	TYPE OF REPORTING PERSON*
CO

CUSIP NO. 14888D208

1	NAME OF REPORTING PERSON CIDM II, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐
(b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS*
AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER 491,700

	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
491,700

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
491,700
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.56%

14	TYPE OF REPORTING PERSON*
OO

CUSIP NO. 14888D208

1	NAME OF REPORTING PERSON Julian D. Singer
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐
(b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS*
AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
1,082,400
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
1,082,400

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,082,400
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
3.44%

14	TYPE OF REPORTING PERSON*
IN

CUSIP NO. 14888D208

1	NAME OF REPORTING PERSON David S. Oros
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐
(b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS*
PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 388,600

	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
388,600
	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
388,600
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.2%

14	TYPE OF REPORTING PERSON*
IN

CUSIP NO. 14888D208

The following constitutes Amendment No. 18(the “Amendment No. 18”) to the statement on Schedule 13D filed with the U.S. Securities and Exchange Commission (the “SEC”) by JDS1, LLC, a Delaware limited liability company (“JDS1”), and other Reporting Persons named herein on July 23, 2019 (as amended by Amendment No. 1 filed on December 31, 2019, Amendment No. 2 filed on January 17, 2020, Amendment No. 3 filed on October 25, 2021, Amendment No. 4 filed on January 5, 2022, Amendment No. 5 filed on January 27, 2022, Amendment No. 6 filed on February 23, 2022, Amendment No. 7 filed on February 28, 2022, Amendment No. 8 filed on March 7, 2022, Amendment No. 9 filed on March 16, 2022, Amendment No. 10 filed on April 21, 2022, Amendment No. 11 filed on May 2, 2022, Amendment No. 12 filed on May 10, 2022, Amendment No. 13 filed on May 25, 2022, Amendment No. 14 filed on June 17, 2022, Amendment No. 15 filed on July 22, 2022,Amendment No. 16 filed on August 1, 2022 and Amendment No.17 filed on August 19, 2022 (the “Schedule 13D”) relating to the common stock (CUSIP Number: 14888D208), par value $0.001 per share (the “Shares” or the “Common Stock”), of Catalyst Biosciences, Inc., a Delaware corporation (the “Company” or the “Issuer”). This Amendment No. 18 amends the Schedule 13D as specifically set forth herein. Except as specifically provided herein, this Amendment No. 18 does not modify any of the information previously reported in the Schedule 13D.

Item 4.	Purpose of the Transaction

Item 4 is hereby amended to add the following:

The purpose of this Amendment No. 18 is to report that since the filing of Amendment No. 17 there has been a material change in the Reporting Persons’ beneficial ownership of the Common Stock by more than 1% and that the Reporting Persons have ceased to be the beneficial owners of more than 5% of the Common Stock.

Except as set forth in the Schedule 13D or such as would occur upon or in connection with completion of, or following, any of the actions discussed in the Schedule 13D, no Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D. The Reporting Persons intend to review their investments in the Issuer on an ongoing basis. Depending on various factors including, without limitation, the Issuer’s financial position and strategic direction, actions taken by the Board, the price levels of the Shares, other investment opportunities available to the Reporting Persons, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, engaging in communications with management and/or the Board, engaging in communications with one or more stockholders of the Issuer and others about the Issuer and the Reporting Persons’ investment, making suggestions and/or proposals concerning the Issuer’s capitalization, uses of its cash, including the distribution of cash to the Issuer’s stockholders, ownership structure, operations, prospects, business and financial strategies, strategic transactions, assets and liabilities, business and financing alternatives, opportunities to unlock shareholder value, the structure and composition of the Board, and such other matters as the Reporting Persons may deem relevant to their investment in the Issuer, selling some or all of their Shares in the open market or otherwise, engaging in short selling of or any hedging or similar transaction with respect to the Shares, acquiring additional Shares and/or other equity, debt, notes, other securities, or derivative or other instruments that are based upon or relate to the value of securities of the Issuer, or changing their intention with respect to any and all matters referred to in Item 4.

CUSIP NO. 14888D208

Item 5.	Interest in Securities of the Issuer

Item 5(a)-(c) is hereby amended and restated to read as follows:

The aggregate percentage of Shares reported as owned by each Reporting Person is based upon 31,477,053 Shares outstanding, which is the total number of Shares outstanding as of July 15, 2022, as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the SEC on August 15, 2022.

As of the close of business on October 6, 2022, the Reporting Persons beneficially owned, in the aggregate, 1,471,000 Shares, representing approximately 4.67% of the issued and outstanding Shares.

A.       JDS1

(a)	As of the close of business on October 6, 2022, JDS1 may be deemed the beneficial owner of 1,082,400 Shares comprised of (i) the 590,700 Shares beneficially owned and held directly by JDS1, and (ii) as an affiliate of CCUR, the 491,700 Shares beneficially owned and held directly by CCUR.

Percentage: 3.44%

(b)	1.	Sole power to vote or direct the vote: 0

2.         Shared power to vote or direct the vote: 1,082,400

3.         Sole power to dispose or direct the disposition: 0

4.         Shared power to dispose or direct the disposition: 1,082,400

(c)	JDS1 has entered into the following transactions in the Shares since the filing of Amendment No. 17to the Schedule 13D.
Date:	Shares Sold:	Price
9/28/2022	61,284	$ 0.5020
9/29/2022	22,100	$ 0.5116
9/30/2022	65,300	$ 0.5050
10/3/2022	7,464	$ 0.5260
10/4/2022	180,263	$ 0.5257
10/5/2022	114,766	$ 0.5256
10/6/2022	18,000	$ 0.5402
10/6/2022	400	$ 0.5445
10/6/2022	71,300	$ 0.5401

CUSIP NO. 14888D208

B.       CCUR

(a)	As of the close of business on October 6, 2022, CCUR beneficially owned 491,700 Shares, which Shares are held directly by CCUR.

Percentage: 1.56%

(b)	1.	Sole power to vote or direct the vote: 0

2.         Shared power to vote or direct the vote: 491,700

3.         Sole power to dispose or direct the disposition: 0

4.         Shared power to dispose or direct the disposition: 491,700

(c)	CCUR has entered into the following transactions in the Shares since the filing of Amendment No. 17 to the Schedule 13D.
Date:	Shares Sold:	Price
9/28/2022	61,285	0.502
9/29/2022	22,100	0.5116
9/30/2022	65,300	0.505
10/4/2022	192,173	0.5258
10/5/2022	283,307	0.5256

C.       CIDM II

(a)	As of the close of business on October 6, 2022, CIDM II, as the asset manager to CCUR, may be deemed the beneficial owner of the 491,700 Shares beneficially owned by CCUR.

Percentage: 1.56%

(b)	1.	Sole power to vote or direct the vote: 0

2.         Shared power to vote or direct the vote: 491,700

3.         Sole power to dispose or direct the disposition: 0

4.         Shared power to dispose or direct the disposition: 491,700

(c)	CIDM II has not entered into any transactions in the Shares since the filing of Amendment No. 17 to the Schedule 13D.

CUSIP NO. 14888D208

D.       Julian D. Singer

(a)	As of the close of business on October 6, 2022, Mr. Singer, as the managing member of JDS1 and CIDM II, may be deemed the beneficial owner of 1,082,400 Shares. Mr. Singer does not own any Shares directly.

Percentage: 3.44%

(b)	1.	Sole power to vote or direct the vote: 0

2.         Shared power to vote or direct the vote:1,082,400

3.         Sole power to dispose or direct the disposition: 0

4.         Shared power to dispose or direct the disposition: 1,082,400

(c)	Mr. Singer has not entered into any transactions in the Shares since the filing of Amendment No. 17 to the Schedule 13D.

E.       David S. Oros

(a)	As of the close of business on October 6, 2022, Mr. Oros beneficially owned 388,600 Shares, which Shares are held directly by him.

Percentage: 1.2%

(b)	1. Sole power to vote or direct the vote: 388,600

2.       Shared power to vote or direct the vote: 0

3.       Sole power to dispose or direct the disposition: 388,600

4.       Shared power to dispose or direct the disposition: 0

(c)	Mr. Oros has not entered into any transactions in the Shares since the filing of Amendment No. 17 to the Schedule 13D.

F.       The persons identified on Schedule A.

Item 5(e) is hereby amended and restates as follows:

The Reporting Persons beneficially own less than 5% of the Common Shares.

To the knowledge of the Reporting Persons, other than indirectly solely due to their status as officers and/or directors of CCUR, no Shares are beneficially owned by any of the persons identified in Schedule A. To the knowledge of the Reporting Persons, none of the persons identified in Schedule A, other than indirectly solely due to their status as officers and/or directors of CCUR, have entered into any transactions in the Shares since the filing of Amendment No. 16 to the Schedule 13D.

CUSIP NO. 14888D208

The filing of the Schedule 13D shall not be construed as an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any of the Shares reported herein. Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his, her, or its pecuniary interest therein.

Item 5(e) is amended as follows:

The Reporting Persons beneficially own less than 5% of the Common Shares.

CUSIP NO. 14888D208

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete, and correct.

Dated: October 6, 2022

JDS1, LLC

By: /s/ Julian D. Singer
Name: Julian D. Singer

Title: Managing Member

CCUR HOLDINGS, INC.

By: /s/ Igor Volshteyn
Name: Igor Volshteyn

Title:        CEO and President

CIDM II, LLC

By: /s/ Julian D. Singer

Name: Julian D. Singer

Title: Managing Member

/s/ David S. Oros

David S. Oros

/s/ Julian D. Singer

Julian D. Singer, individually

CUSIP NO. 14888D208

SCHEDULE A

Directors and Executive Officers of CCUR Holdings, Inc.

The following table sets forth the name, present principal occupation or employment, and citizenship of each director and executive officer of CCUR Holdings, Inc. Except as indicated below, the business address of each person is c/o CCUR Holdings, Inc., 3800 N Lamar Boulevard, Suite 200, Austin, Texas 78756.

Name and Position	Principal Occupation	Citizenship
Igor Volshteyn Officer and Director	Chief Executive Officer and President of CCUR Holdings, Inc.	USA
Matthew Gerritsen Officer	Secretary and General Counsel of CCUR Holdings, Inc.	USA
David J. Nicol Director	Advisor for technology-based businesses	USA
Steven G. Singer Director	Consultant for Remus Holdings Inc.	USA
Matthew Stecker Director	Technology Executive	USA